Exhibit 4. Organization Chart

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Compliance Officer
Board of Directors
Managing Director Chief Risk Officer
Chairman of the Board
Vice Chairman of the Board
External Financial Advisors
CEO
Managing Director Chief Operating Officer
Managing Director Chief Credit Officer
Senior Executive Director Public Finance and Infrastructure
Senior Executive Director Public Finance and Infrastructure
Executive Director Corporates/ABS
Excecutive Director Business Development
Vicepresident Compliance
Vicepresident Admin.
Vicepresident H.R.
Vicepresident Corporates/ ABS
Vicepresident FI/ABS
Vicepresident Metodology and Criteria
Manager PF
Manager PF
Manager FI
Manager FI
Associate Compliance
Associate Admon.
Associate HR
Associate IT
Associate BD
Associate BD
Associate BD
Programm
Programm
Editor
Associate PF
Associate Infrastructure
Associate Corporates
Associate Corporates
Associate FI
Associate FI
Associate
Associate
Analyst Operations
Analyst Operations
Analyst Operat.
Analyst Operations
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst PF
Analyst Infrastruc
Analyst Corporates
Analyst Corpor
Analyst Corpor
Analyst Corporates
Analyst FI
Juan Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Assistant President
Asisistant Admon
Assistant IT
Assistant BD
Assistant CEO
Assistant VPresident
Intern PF
Intern PF
Intern FI
Intern FI
Head of Logistics
Recepcionist
Logistica
Logistica
Logistica
Logistics
Logistics
Logistics
Logistica

Exhibit 4. Management Organization Chart



Managing Chief Compliance Officer
Laura Mariscal
Board of Directors
Managing Director Chief Risk Officer
Rogelio Argüelles
Chairman of the Board
Alberto Ramos
Vice Chairman of the Board
Anibal Habeica
CEO
Ferndando Montes de Oca
Managing Director Chief Operating Officer
Alvaro Rangel
Managing Director Chief Credit Officer
Felix Boni
Senior Executive Director Public Finance and Infrastructure
Ricardo Gallegos
Senior Executive Director Public Finance and Infrastructure
Roberto Ballinez
Executive Director Corporates/ABS
Luis Quintero
Excecutive Director Business Development
Francisco Valle